Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings
Income (loss) before equity investment losses, income taxes and minority interests	$(28,866)	$(145,233)	$182,494	$234,837	$(425,688)
Interest expense	145,897	163,125	160,909	134,819	120,513
Amortization of debt issuance costs	6,182	7,948	7,250	5,326	4,466
Interest portion of rent (1)	5,928	6,215	5,583	6,452	6,559

	$129,141	$32,055	$356,236	$381,434	$(294,150)

Fixed Charges
Interest expense	$145,897	$163,125	$160,909	$134,819	$120,513
Amortization of debt issuance costs	6,182	7,948	7,250	5,326	4,466
Interest portion of rent	5,928	6,215	5,583	6,452	6,559

	$158,007	$177,288	$173,742	$146,597	$131,538

Ratio of earnings to fixed charges (2)	—	—	2.1	2.6	—

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have to generate an additional $425.7 million of earnings in 2008. The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145.2 million of earnings in 2005. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $28.9 million of earnings for the year ended December 31, 2004.

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